Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet: With a combined @Sprint and @TMobile, we’re going to give our customers the best products and services and build the world’s best #5G network! #5GForAll [Investor Info: sprint.co/2wnHZoM ]

https://cheddar.com/videos/sprint-ceo-marcelo-claure-these-two-companies-need-each-other

Tweet: Productive day in #DC with @SenSchumer @SenJohnThune & @JerryMoran showing them how we can bring #5GForAll by joining @Sprint and @TMobile together. [Investor Info: sprint.co/2jKEHTv ]

Tweet: The wireless industry is more than just 4 players - by combining @Sprint & @TMobile, we’ll have the resources we need to build #5GForAll and bring on REAL competition. [Investor Info: sprint.co/2rrodUG ]

https://www.fool.com/investing/2018/05/03/with-100-million-subscribers-say-hello-to-the-new.aspx?linkId=51476635:

With 100 Million Subscribers, Say Hello to the “New T-Mobile”

The combined company will pose a serious competitive threat to current industry leaders AT&T and Verizon.

Motley Fool Staff (the_motley_fool)

May 3, 2018 at 8:10PM

The $26 billion all-stock deal between Sprint (NYSE:S) and T-Mobile (NASDAQ:TMUS) puts T-Mobile firmly in charge — an idea that was untenable just six months ago. But with even greater scale and resources at its disposal, the new company is certain to shake up the wireless industry.

In this segment from Industry Focus, the cast dives into the deal terms for shareholders before offering a glimpse behind the curtains of the “New T-Mobile”.

A full transcript follows the video.

10 stocks we like better than Sprint

When investing geniuses David and Tom Gardner have a stock tip, it can pay to listen. After all, the newsletter they have run for over a decade, Motley Fool Stock Advisor, has quadrupled the market.*

David and Tom just revealed what they believe are the ten best stocks for investors to buy right now… and Sprint wasn’t one of them! That’s right — they think these 10 stocks are even better buys.

https://www.fool.com/investing/2018/05/03/with-100-million-subscribers-say-hello-to-the-new.aspx?linkId=51476635&wvideo=4mzp6yd0jj

This video was recorded on May 1, 2018.

Vincent Shen: There’s an actual deal on the table to dissect now. This was another instance where there were a lot of rumors. So they’ve been swirling since early April that the two companies were back at the negotiating table, and then they made their official announcement on April 29th, this past Sunday.

It’s an all-stock deal with Sprint shareholders, for each share that they own, getting 0.10256 shares of T-Mobile. Using the closing prices from last Friday, Sprint’s stock was trading at $6.50 per share, while the exchange for T-Mobile stock was valued about $6.62. That might seem like a really narrow range with Sprint shareholders getting not even a 2% buyout premium. But as I mentioned, because these discussions have essentially been in the headlines since April 10th, if you look prior to that news, Sprint’s stock was trading at only $5.14 per share. So based on that price, the premium is actually close to 30%, much more robust. It’s better, but it’s not much consolation for Sprint investors, because the stock was trading at almost $9 this time last year.

Dan Kline: It’s an all-stock deal, so it’s not really a buyout of the stockholders. It’s more selling them on the promise of the new company.

Shen: Sure. So at that $6.62 exchange value, Sprint comes out with a value of about $26.5 billion. You add the company’s $33 billion of net debt, total enterprise value for the company is almost $60 billion.

Let’s talk a little bit more about the combined entity now, because it’s pretty fascinating. The “New T-Mobile”, as they refer to it in the press release, will keep the T-Mobile name and also keep the TMUS ticker. The enterprise value will be close to $150 billion, $75 billion of annual revenue, around 100 million subscribers, I believe, and 200,000 employees, and a very close competitor now to AT&T and Verizon.

Kline: That’s the big thing. You could say T-Mobile was No. 3. You could also say that RC Cola is the No. 3 cola in the United States. And it isn’t that direct a comparison, because obviously T-Mobile was a significant player, and RC Cola isn’t.

Shen: And causing a lot of pain for the bigger two players.

Kline: Sure. But this gives them the real economy of scale to, it’s arguable whether they’ll be No. 2 or No. 3 —

Shen: It’s close enough, though.

Kline: — it depends on how you look at some of the wholesale, the non-branded customers, but they’re on equal footing, and that makes everything easier.

Shen: Yeah. The company headquarters will be in Bellevue, Washington, with a secondary headquarters in Overland, Kansas. T-Mobile CEO John Legere and his COO Mike Sievert, they’ll keep their positions at the new company, while Sprint CEO Marcelo Claure and Masayoshi Son will take seats on the board of directors.

As stand-alone entities, Deutsche Telekom controlled 63% of T-Mobile, and SoftBank (NASDAQOTH:SFTBY) had an 83% stake in Sprint. For the new company, Deutsche Telekom will hold a 42% stake, and SoftBank will control 27%. The remaining 31% will be in the public’s hands. This goes back to that loss of control and how Deutsche Telekom will be holding the cards here.

Kline: You mentioned the management. The rest of the management positions are “going to be filled as needed from both companies.” The reality is, T-Mobile executives are going to win that fight.

Shen: Yeah.

Kline: But because the two companies have to operate separately for what could be a very long time —

Shen: Assuming the deal closes.

Kline: Right. The last thing you want to do is name all these positions and tell the Sprint CTO, “Hey, you can stay, but you’re going to be No. 2 in your department,” when they need him for the next period of time. So there will likely be retention bonuses and a lot to come out, specifically with Sprint management, that looks likely to be at least knocked down a peg, if not eliminated.

Shen: Also, in terms of these different leaders at the companies, I’m curious if you’ve seen anything about why Masayoshi Son had a change of heart from just November to six months later, now, finally agreeing to this deal.

Kline: The cost of a 5G network.

Shen: Ah, OK.

Kline: Really, when you look into it, as much as they valued all of the assets they have in terms of spectrum, when you actually break it down on how many points you need to make this work on a nationwide basis, it was daunting and impossible, really.

Shen: Simply too costly.

Kline: $1.5 trillion, something like that, which, any of these companies on their own, without existing assets of spectrum and bandwidth and things that would sell for much more if you had to buy them on the open market now, it just wasn’t going to work.

Daniel B. Kline has no position in any of the stocks mentioned. Vincent Shen has no position in any of the stocks mentioned. The Motley Fool owns shares of and recommends Verizon Communications. The Motley Fool recommends T-Mobile US. The Motley Fool has a disclosure policy.

Tweet: Yes! @Sprint together with @TMobile will lead the U.S. in a #5G rollout that will fuel the economy and bring service to rural areas. [Investor Info: sprint.co/2ru1uqM ]

http://fortune.com/2018/05/07/t-mobile-sprint-merger-5g-network-fcc/:

I’m a Former FCC Commissioner, and I Think the T-Mobile-Sprint Merger Is Great for America

Video: blob:http://fortune.com/80b4673b-3340-4187-a23d-15083a720fd0

By ROBERT M. MCDOWELL

May 7, 2018

It’s dawning on policymakers, business leaders, urban and rural Americans, and our global competitors just how Internet connectivity will define the economy of the future.

Some like to call it the Internet of Things (IoT) economy, one in which Internet access supports a new wave of global growth. Around the world, wireless and tech companies are scrambling to build the infrastructure for such an economy, while countries are competing to create the technological standards and innovative capacity needed to spark IoT economic growth.

One technology that will underpin this era is the fifth generation of global wireless networks: 5G.

Two American companies, Sprint and T-Mobile—both of which are already investing in 5G technology—just announced their intentions to merge, a move that will significantly accelerate 5G deployment and be a boon to American innovators. (I currently serve as an advisor to T-Mobile.) By bringing these two wireless carriers under one roof, each company’s already present 5G expertise and network assets will be combined and accelerated, benefiting the American people and our country’s global leadership.

U.S. companies are in a race against their Asian and European counterparts to be the global leaders in 5G technology. The countries that implement 5G first will set global standards and reap the economic benefits of winning the race.

During my time at the Federal Communications Commission, we helped roll out 4G technology, which was driven by strong American leadership and brought with it billions of dollars in economic benefits for Americans. The 4G economy gave us the speed and capacity needed to launch the app revolution, which invigorated some of our largest and most successful Internet companies. As our world embraces an IoT economy driven by billions of connected devices, 5G is poised to do the same.

5G technology will increase Internet connectivity, reduce delays, and jump-start rural and urban growth in the U.S. It will enable Internet-connected devices to join people, data, and new devices, and will multiply download speeds up to 10 times, allowing wireless carriers to offer high-speed services to those in underserved rural communities.

This will fuel economic growth and benefit the American worker. A Qualcomm-commissioned study estimates that in the U.S. alone, 5G will yield $719 billion in growth and 3.4 million new jobs by 2035. Americans from coast to coast, in small towns and big cities, will reap the benefits of 5G technology, especially if American companies are the ones leading the way in global implementation.

The T-Mobile-Sprint merger will benefit our country and all Americans. From a farmer in Nebraska using 5G technology to better track crop conditions, to a small business owner in New Hampshire looking to sell products in the global marketplace, to a smart city with autonomous vehicles, all of us will depend on 5G. We can’t afford to lose the global race to develop this remarkable technology.

Robert M. McDowell is a former FCC commissioner (2006–13), a partner at Cooley LLP, and an advisor to T-Mobile.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”)T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.